U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

Under Section 12(b) or 12 (g) of the Securities Act of 1934

AMANASU TECHNOLOGIES CORPORATION

----------------------------------------------------

(Name of Small Business Issuer in its charter)

Nevada                                   98-0351508

---------                                   ---------------

State of Incorporation                  (I.R.S. Employer

Incorporation)                           I.D. Number)

701 5th Avenue, 36th Floor, Seattle, Washington 98109

-------------------------------------------

(Address of Principal executive offices)

Issuer telephone number: (206) 262-8188

Securities to be registered under Section 12 (b) of the Act:

Title of each class         Name of exchange on which

to be registered            each class is to be registered

None                              None

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of Class)

#

PART I

ITEM 1 - DESCRIPTION OF THE BUSINESS

Company Background.

--------------------------

Amanasu Technologies Corporation (“Company”) was incorporated in the State of Nevada on December 1, 1997 under the name of Avani Manufacturing (China) Inc. The Company changed its name to Genesis Water Technology on August 17, 1999, and to Supreme Group International, Inc. on December 24, 2000. On June 7, 2001, it changed its name to Amanasu Technologies Corporation. The Company is a development stage company, and has not conducted any operations and generated any revenues since its inception.

Amanasu Corporation, a Japanese company and the Company’s largest shareholder, obtained the worldwide, exclusive rights to a high efficiency electrical motor and a high powered magnet pursuant to a licensing agreement with its inventors. The term of the licensing agreement is 30 years. The agreement is assignable, subject however, to its other terms which includes a two percent gross royalty payable to the licensors. The agreement may be terminated by licensors if the licensees fail to cure any default within 90 days after receiving notice of such default from the licensors.

Effective March 10, 2000, the Company entered into an agreement with Amanasu Corporation pursuant to which it received a sub-license of the exclusive, worldwide rights to the technologies, subject to the terms of the underlying license agreement. In exchange, the Company issued 17,000,000 shares of common stock and granted an option to acquire 20,000,000 shares of common stock at a price per share of $0.02 or a total of $400,000. In addition, under the agreement, the Company agreed to pay Amanasu Corporation the sum of $160,000, and issued its common stock to the following parties in the respective amounts; 2,700,000 shares to Mr. Atsushi Maki, 3,000,000 shares to three individuals in exchange for product marketing services to be performed by such parties in Taiwan, Korea, and China, and 650,000 shares to three technical employees of a company owned by the principal inventor. Mr. Maki is Amanasu Corporation’s sole shareholder, and a director and majority shareholder of the Company. The sublicense agreement subjects the Company to the terms and conditions of the original license agreement, and as a result, it is required to pay the inventors a royalty of two percent of the gross receipts from the sale of products using the technology. Moreover, if the Company fails to comply with any provision of the agreement after a 90-day notice period, the licensor may terminate the agreement.

The Company intends to use the technologies to produce a lightweight, electrical motor scooter to compete in the emerging, light electric vehicle industry. The Company intends to manufacture and sell the motor scooter to its initial target markets of Japan, Taiwan and China, and Korea.

The Company’s business office is located at 701 5th Avenue, 36th floor, Seattle, Washington 98109, and its telephone number is (206) 262-8188.

Background of Technology.

---------------------------------

The high efficiency electrical motor and the high powered magnet technologies were developed by the principal inventor, Yasunori Takahashi. Mr. Takahashi subsequently transferred the rights to the technologies to his son, Yoshiaki Takahashi. Yoshiaki Takahashi patented the motor technology in the United States on January 19, 1999 (Patent #5,861,693) and in Canada on February 20, 2001 (Patent #2,164,745), and patented the magnet technology in the United States on November 24, 1998 (Patent # 5,480,133).

During the first half of 1996, the principal inventor manufactured a lightweight, electric motor scooter using earlier versions of the technologies. The motor scooters were sold on a limited basis in Taiwan under an arrangement with a distributor located in Taiwan. However, the distribution arrangement was terminated by the inventor in the later part of 1996, and the manufacture and distribution of the motor scooter ceased at that time. Effective February 2000, the inventors entered into the agreement with Amanasu Corporation under which the inventor licensed the technologies to Amanasu Corporation.

Description of Technology.

--------------------------------

The technologies sublicensed by the Company consist of a high efficiency electric motor and a high powered magnet. Both technologies have been patented by the inventor under separate patent filings in the United States. The motor technology also was patented in Canada. The Company expects to manufacture and sell a proprietary electric motor scooter which incorporates the advantages of the two technologies. The competitive advantage of the electric motor scooter is its ability to travel longer distances between each battery recharge. In addition, the motor scooter accomplishes this travel distance with a significantly shorter battery recharge time than other electric motor scooters in the market.

Conventional electric motors convert electric energy received from a power source such as a battery to mechanical energy for use in the desired motorized application. However, the conversion efficiency, that is, the amount of energy actually converted to mechanical energy generally is reduced due to a number of factors such as motor friction and vibration, and electro-magnetic loss. This inefficient use of energy or energy deficit depletes the energy supply stored in the battery causing motor stoppages. Therefore, frequent battery recharging is required to maintain successive operation of a conventional electrical motor. The proprietary motor to be used by the Company supports longer motor usage intervals between battery re-charges. It also accomplishes this operation on a significantly shorter battery re-charge time. The properties of this brushless motor, exclusive of the high powered magnet, are such that it generates electricity with the first power supply spinning motor, storing it in a regenerative condenser and recycling it as electrical power. By connecting parallel condensers, it reduces consumption of electrical power. The patented magnet is a low cost glass bonded magnet that has a magnetic force that is 10 times that of a conventional ferrite magnet which results is a substantially lower electro-magnetic loss during operation. The electric motor to be manufactured by the Company employing the combined technologies is expected to exhibit greater operational efficiencies than other conventional electric motors. The Company expects to leverage upon the operational efficiencies of its technologies, as well as to capitalize upon the growing trend towards environmentally friendly vehicles.

Description of Products.

----------------------------

The Company intends to participate in the emerging electric vehicle market by using its sub-licensed technologies to design, manufacture, and sell lightweight, electric motor scooters. The Company may expand its product line to include other electronic vehicles, such as electric bicycles.

The Company’s principal product will be a lightweight motor scooter that features the Company’s proprietary electric motor. The one passenger scooter also will feature a stepless transmission, an electromotive brake, and is expected to weigh 107 kg. The Company will use an otherwise standard leaded battery. Due to the unique features of the licensed technologies, the scooter is expected to deliver improved operational efficiencies over competitive products. The motor scooter can travel 65 to 85 km on a full battery charge, at an average running speed of 30 km/hour. Battery charge time to travel these distances approximates 2 hours. These results contrast with Honda’s electric scooter (Model #A-AF36) which travels approximately 60 km at 30 km/hour. A full recharge requires approximately 8 hours. The Company recognizes there have been major barriers to widespread adoption of electric motor scooters. These barriers include higher retail pricing of electric motor scooters compared to gas-powered versions. In addition, electric motor scooters have labored under its operational limitations, such as limited travel range and lengthy battery charge time. The Company believes that its product will favorably respond to these barriers. The Company expects to produce its scooter on an economically competitive basis. Despite the unique features of its motor, the Company expects its motor scooter to retail slightly higher than gas powered versions, however, at discount of between 20% to 30% to the Honda model identified above. It believes that the operational efficiencies of its scooter, that is its longer travel range and shorter charge time, will overcome some of the operational limitations that have plagued other electric scooters.

Gas powered scooters while generally an inexpensive mode of transportation, typically are powered by two-stroke engines fueled by an oil and gasoline mixture. These engines are small with compressed power, and therefore ideally suited for scooter use. However, two stroke engines are commonly identified by clouds of oily smoke trailing the engine which evidences its major disadvantages. Two stroke engines use fuel inefficiently and, more importantly, have high pollution emissions. They generate pollution from two sources; the combustion of oil in the fuel, and the leaking of fuel through the exhaust port during engine use. In promoting its product to its targeted markets, the Company will seek to capitalize on its strong operational efficiencies of the technology compared with other electric scooters, while championing its product’s environmental advantages to gas powered versions.

Markets and Marketing.

---------------------------

Motor scooters have been one of the primary modes of transportation worldwide for many years with particular widespread use in congested cities of Europe and the Far East. Recently, motor scooter use has descended upon many cities in the United States. Scooter use in these geographical areas initially has been gas-powered models, however, in recent years electrical powered scooters have been introduced to these areas. The growth of the market for electric vehicles in the United States has been led by federal, state, and local laws aimed at reducing pollution levels from conventional gas powered vehicles, including two-stroke vehicles like motorcycles and scooters. The U.S. Energy Policy Act of 1992 provides that federal, state and public utility fleets must begin to purchase alternative fuel vehicles in 1993 with major acceleration of these purchases to begin in 1998. The State of California has mandated that 10% of all new car sales in the state must be zero emission vehicles by the year 2003, and other states have enacted similar directives. In addition, municipalities in California and Colorado are offering $250 rebates to buyers of electric vehicles. Globally, a similar effort is underway. The Republic of China seemingly has embraced electric vehicle usage. China gives buyers of electric scooters a rebate equivalent to $200 (US). China.  During 1999, it sponsored a $12 million program to put three to five thousand electric vehicles on the road by 2000. Finally, it recently banned the licensing of new gas-powered bicycles in the cities of Shanghai and Beijing. In Europe, France has agreed to provide rebates of the additional cost of electric vehicles over conventional vehicles and is providing free parking to electric vehicles in Paris. The Company believes that the Company’s plan of operations of manufacturing and selling electric scooters will benefit from these legislative efforts.

The Company’s strategic focus for the next 12 months is to establish a distribution network in the Pacific Rim market, principally Japan, Taiwan and China, and Korea.  Each distributor likely will be an existing distributor of motor scooters, and will be granted a designated territory on an exclusive basis. In order to maintain exclusivity, each distributor will be required to purchase a minimum number of scooters annually, the amount of which will be commensurate with the size of the designated territory. The Company believes that these principal markets are attractive because of the high demand for motor scooters coupled with the growing worldwide effort to limit emissions from gas-powered vehicles. The Company will seek to leverage its operating advantages to sell its products to existing distributors of scooters in these territories. The sales efforts in these markets will be directed from the Company’s Tokyo office. A sales manager will supervise three sales persons responsible for markets in Japan, Taiwan and China, and Korea. In addition, the Company has issued 1,000,000 shares of its common stock to each of three individuals who will assist the Company in reaching the governmental markets of Korea, Taiwan, and China. Mr. Maki, a director and controlling shareholder of the Company, received 2,700,000 shares of common stock to assist the Company in reaching the governmental market in Japan.

Following this initial 12 month period, the Company expects to establish of a network of distributors throughout the remainder of the Pacific Rim under terms and conditions similar to its initial target markets.

Governmental Regulation.

-------------------------------

The Company expects that it will be required to receive regulatory approval from various governmental agencies to conduct its operations. The Company anticipates that either it or its distributors will apply for approval from required governmental agencies in its targeted markets of Japan, China, and Korea. These regulatory approvals will require the Company to obtain and retain numerous governmental permits to conduct various aspects of its operations, any of which may be subject to revocation, modification or denial. The Company will seek to make a continuing effort to anticipate regulatory, political, and legal developments in its principal markets in the Pacific Rim that might affect its operations, but it may not be able to do so. The Company cannot predict the extent to which any legislation or regulation that may be enacted, amended, repealed, reinterpreted, or enforced in the future may affect its operations. Such actions could adversely affect the Company’s operations or impact its future financial condition or earnings.

To date, the Company has not applied to any governmental agency for a permit to market its scooter within such jurisdiction. However, due to environmental efficiencies of it motor scooter and the prior operation of the principal inventor, the Company believes that it will be able to conduct its operations in compliance with all governing regulations in its initial target markets.

Manufacturing And Suppliers.

-----------------------------------

The Company intends to sub-contract the assembly of its scooters to facilities located in Tokyo, Japan. The Company has not reached an agreement with any such assembler; however, it does not anticipate that it will have any difficulty in procuring an agreement with an assembler in the Tokyo area. Products assembled at the facility will be shipped directly to distributors in the Pacific Rim. The Company has reached an arrangement with Miyako Denki Co. and Sanwa Electronics Co., both located Tokyo, to manufacture the components of the motor other than the proprietary magnet. These components will be manufactured under Company specifications.   The principal inventor will supply the proprietary motor magnet, and will assemble the motor from the manufactured components at his Tokyo factory. The principal inventor also will supply the battery which will be manufactured in Beijing, China. The Company believes these arrangements will be sufficient to meet the Company’s production needs for the foreseeable future in its initial target markets of Japan, Korea, Taiwan and China. The Company has not entered into any written contracts with providers of equipment or services related to the scooter. While the Company may maintain single sources for the manufacture or supply of various components, other than the motor or the magnet, it believes that other sources for such components are available if necessary. The Company will rely solely upon the inventor for the manufacture of the motor and magnet, however, the Company has the technical know how to manufacture these products, if necessary.

Competition.

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The Company expects to confront intense competition in electric vehicle market. The major manufacturers in the electrical bicycle/scooter market are Honda, Suzuki, Sanyo and Yamaha which sell their products principally in the Far East and Europe. In addition, other smaller manufacturers exist in this market throughout the world. Despite the robust competition, the Company believes that it maintain certain competitive advantages in this market. Specifically, it believes that its scooter’s ability to travel longer distances on an existing charge as well the shorter charge time are important competitive advantages. In addition, the Company expects to sell its scooter at prices ranging from 20 to 30% less than a comparable product manufactured by the major manufacturers. Consequently, the Company believes due to these competitive advantages, it will be able to effectively compete in this market.

Proprietary Rights.

----------------------

Pursuant to the sub-license agreement with the Amanasu Corporation, the Company obtained the exclusive world-wide rights to the proprietary motor and magnet for a period of 30 years. The Company considers the technologies and know-how as proprietary and will use a combination of trade secrets, non-disclosure agreements, license agreements, and patent laws to protect its licensed proprietary rights. The magnet technology was patented by the inventor in the United States in November 1998 (Patent #: 5,840,133) and motor technology was patented by the inventor in the United States in January 1999 (Patent #: 5,861,693) and in Canada in February 2001 (Patent #: 2,164,745). The Company anticipates that it will file for patent protection in other countries prior to any marketing efforts in such country.

Employees.

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As of December 31, 2001, the Company’s employees consist of one officer and two administrative employees. The Company has no collective bargaining agreements with its employees and believes its relations with its employees are good.

Facilities.

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The Company’s executive offices are located at 701 5th Avenue, 36th floor, Seattle, Washington. 98109. The premises are 500 square feet and are subleased from the Mr. Atuski Maki, a director and majority shareholder of the Company, on a month to month basis at a monthly rental amount of $1,500. In addition, the Company maintains an office at 2-18 Kyobashi Chuo-ku, Tokyo, Japan 104-0031. The premises are 2,000 square feet and approximately 600 square feet are subleased by the Company from Mr. Maki rent free though the remainder of 2002.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company 's Financial Statements, including the Notes thereto, appearing elsewhere in this Registration Statement.

Company Overview.

------------------------

The Company was organized on December 1, 1997. Its operations to date have been limited to obtaining the sub-license to the technology, and conducting preliminary marketing efforts.

Plan Of Operations.

-----------------------

The Company is a development stage corporation. It has not commenced its planned operations of manufacturing and marketing of a lightweight, electrical motor scooter.

In October 2001, the Company received $46,000 from four investors and $400,000 resulting from the exercise of 20,000,000 stock options by the Company’s principal shareholder. The Company intends to raise additional funds in the approximate amount of $3,000,000 to $4,000,000 in the near future through the private placement of its common stock. The proceeds from such private placement will be allocated for sales and marketing and other general working capital needs related to the commencement of operations, as well as developing an inventory of finished goods and parts. The Company’s cash requirements over the next twelve months are estimated to be $1,000,000, which will be allocated to salaries of a four sales persons, including a sales manager, other marketing and advertising expenses, and working capital to construct a limited number of electric motor scooters. The Company has entered into discussions with a number of private investors concerning the private placement of its common stock, however, at this time it has not received commitments from any source. Although the Company is encouraged by its discussions, with such investors it cannot predict whether it will be successful in raising any capital.

The Company has no material commitments for capital at this time other than as described above. In addition, the Company does not expect to incur research and development costs within the next 12 months. The Company expects to outsource the construction of component parts of its products to third parties as well as the scooter assembly. The Company believes that it can meet product demand from the available manufacturing and assembly resources.

The Company has hired one administrative assistant to the Company’s president, and one sales manager. Upon funding as indicated above, personnel will be increased to three marketing representatives and two technical assistants. The marketing representatives will market the electric motor scooter to the initial target markets of Japan, Taiwan and China, and Korea, and the technical assistants will direct the manufacture of the component parts and supervise the assembly of the final products.

The Company will require a minimum of $1,000,000 to satisfy its cash requirements for the next 12 months. If the Company is successful in raising $1,000,000, it will commence the marketing of its products to prospective distributors in the Pacific Rim. The Company expects to deliver its finished products within one month from order placement, and initially will require payment of at least 50% of the purchase price as a down payment for each order from its distributors.

If the Company is successful in raising its projected funds of $3,000,000 to $4,000,000, the Company believes that, this funding, along with bank borrowings, and cash flow from the sale of its products, will enable the Company to commence its own full scale manufacture and assembly of the products. The Company cannot predict whether or not it will be successful in its capital raising efforts, and, thus, be able to satisfy its cash requirements for the next 12 months. If the Company is unsuccessful in raising at least $1,000,000, it may not be able to complete its plan of operations.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company’s executive offices are located at 701 5th Avenue, 36th Floor, Seattle, Washington 98109. The premises are 500 square feet and are subleased from the Mr. Atuski Maki, a director and majority shareholder of the Company, on a month to month basis at a monthly rental amount of $1,500. The Company believes that this office space will be sufficient to support its growth for the next 12 months.

The Company also maintains an office at 2-18 Kyobashi Chuo-ku, Tokyo, Japan 104-0031. The premises are 2,000 square feet and approximately 1,000 square feet is provided rent free to the Company by Mr. Maki. Lease terms beyond the end of 2002 have not been determined by the parties. The Company believes additional lease space at this location will be available to support its future growth.

The above agreements between the Company and Mr. Maki are oral arrangements. Other than as indicated, no other rental expenses will be charged to the Company by Mr. Maki for such periods. The conditions of both premises are good.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table identifies, as of December 31, 2001, the number and percentage of outstanding shares of common stock of the Company owned by (i) each person known to the Company who owns more than five percent of the outstanding common stock, (ii) each officer and director, and (iii) and officers and directors of the Company as a group. The following information is based upon 46,386,400 shares of common stock of the Company which are issued and outstanding as of December 31, 2001. The address for each individual below is 701 5th Avenue, 36th Floor, Seattle, Washington 98109, the address of the Company.

Title                              Name and Address             Amount and nature                Percent

of Security                   of Beneficial Owner           Beneficial Ownership(1)        of Class

------------                     ------------------------            -------------------------              ----------

Common                    Amanasu Corporation(2)         35,000,000                         75.5%

Stock                         Ark Towers, 1-3-40,

                                  Roppongi, Minatoku,

                                  Tokyo, Japan

Common                   Atsushi Maki(3)(4)                   40,350,000                          86.9%

Stock

Common                   Lina Lei(4)                                  500,000                              1.1%

Stock

Common                   Charlie Lan                                 275,000                               0.6%

Stock

                                Officers and

                                Directors, as a

                                group (3 persons)                      41,125,000                              88.7%

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(1). “Beneficial ownership" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2). Mr. Atsushi Maki, a director of the Company, is the sole shareholder of Amanasu Corporation and is deemed the beneficial owner of such shares.

(3). Includes 5,350,000 shares of common stock held individually by Mr. Maki and 35,000,000 shares of common stock held by Amanasu Corporation.

(4). Atsushi Maki and Lina Lei are husband and wife. Each spouse disclaims beneficial ownership of the shares of the other spouse.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers of the Company, their ages, and the positions they hold are set forth below. The directors of the Company hold office until the next annual meeting of stockholders of the Company and until their successors in office are elected and qualified. All officers serve at the discretion of the Board of Directors.

                                                                             Director/

                                                                             Officer

Name                                 Age                            Since                       Position

-------                                 ----                             --------                      -------------

Atsushi Maki                      54                               2001                       Director

Lina Lei                              41                               2001                       Director

Charlie Lan                         43                              2001                        Chairman, President,

                                                                                                               Treasurer, and

                                                                                                               Secretary

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Charlie Lan has been Chairman, President, Treasurer, and Secretary of the Company since October 10, 2001. From 1994 to 2001, Mr. Lan was the principal of an investment consultation business providing business consulting and financial services to companies located primarily in Canada, and also has been involved in real estate development projects in Hong Kong and British Columbia during this period.

Atsushi Maki has been a director since June 1, 2001. He was an officer of the Company from February 2000 to October 2001 when he resigned as President of the Company. During the past ten years, Mr. Maki has been an independent businessman involved mainly in real estate development projects in Japan. In 1995, he served as a Director of the Japan-Korea Cooperation Committee along with the former Prime Minister of Japan who acted as the Chairman of the committee. In 1999, he was responsible for establishing the Japan–China Association, a foundation for fostering better relations between the two nations. He served as a director of the association, along with the Chairman of Sony Corporation and the Honorary Chairman of Toyota Motor Corporation. Mr. Maki is also a chairman of Amanasu Energy Corporation, a reporting company under the Securities Exchange Act of 1934. Mr. Maki is the husband of Lina Lei, a director of the Company.

Lina Lei has been a director of the Company since June 1, 2001. She was an officer of the Company from June 2001 to October 2001 when she resigned as Secretary of the Company. From May 1990 to November 1999, Ms. Lei was employed by Thunder Company Ltd, Tokyo, Japan, in various capacities including as its managing director. Ms. Lei completed her university studies in Shanghai, China in 1982, and obtained a master’s degree from Hitotsubashi University in Tokyo in 1990. Ms. Lei is also a director of Amanasu Energy Corporation, a reporting company under the Securities Exchange Act of 1934. Ms. Lei is the wife of Atsushi Maki, a director of the Company and the sole shareholder of Amanasu Corporation, the Company’s largest shareholder.

ITEM 6. EXECUTIVE COMPENSATION.

The compensation for all directors and officers individually for services rendered to the Company for the fiscal year ended December 31, 2000 and 2001, respectively:

                                                                             SUMMARY COMPENSATION

                                                                                       Annual Compensation

Name and

Principal                                                               Salary               Bonus                    Other

Position                          Year                               ($)                   ($)                          ($)

---------                        --------                            ------                   ------                     -------

Atsushi Maki                2000                              -0-(1)               -0-                            -0-

Director                         2001                             -0-(1)               -0-                             -0-

Lina Lei                        2000                              -0-                    -0-                            -0-

Director                         2001                              -0-(2)               -0-                            -0-

Charlie Lan                   2001                               -0-(3)                -0-                          -0-

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(1). Mr. Maki served as Vice President of the Company from February 2000 to June 2001 and thereafter until October 2001 served as President of the Company. He received no salary compensation for this period.

(2). Ms. Lei was a vice-president of the Company from June 2001 to October 2001 and received no salary compensation for this period.

(3). Mr. Charlie Lan was appointed Chairman, President, Treasurer, and Secretary of the Company in October 2001. He received no salary compensation for this period.

The Company and its sole officer have agreed that he will not receive any other compensation beyond year 2001 until such time as the Company reaches profitability for a full fiscal quarter. The terms of any such employment arrangement have not been determined at this time. However, until the Company reaches profitability for a full fiscal quarter, the officer has agreed to devote his full business time to the affairs of the Company. The Company did not have any other form of compensation payable to its officers or directors, including any stock option plans, stock appreciation rights, or long term incentive plan awards for the periods during the fiscal years 2000 and 2001.

The Company's directors received no fees for their services in such capacity, however, they will be reimbursed for expenses incurred by them in connection with the Company's business.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Effective March 10, 2000, the Company entered into an agreement with Amanasu Corporation, a Japanese corporation, under which Amanasu Corporation sub-licensed the motor and magnet technologies to Company. In exchange for obtaining the sub-license of the technologies, the Company agreed to pay Amanasu Corporation the sum of $160,000 and issue 17,000,000 shares of its common stock and stock purchase options to acquire another 20,000,000 shares of common stock at a price per share of $0.02. In addition under the terms of the agreement, the Company agreed to issue 650,000 shares of common stock to three technical employees of a company owned by the principal inventor, 2,700,000 common stock to Mr. Atsushi Maki, and 3,000,000 common stock to 3 other people to perform marketing services. In October 2001, Amanasu Corporation exercised its option to acquire 20,000,000 shares of common stock of the Company and paid the sum of $400,000 to the Company. The $160,000 payable to Amanasu Corporation is outstanding and is due upon demand. Mr. Atsushi Maki is a director of the Company and sole shareholder of Amanasu Corporation and the majority shareholder of the Company.

The Company’s executive offices located in Seattle, Washington are subleased from the Mr. Atuski Maki, a director and majority shareholder of the Company, on a month to month basis at a monthly rental amount of $1,500. The Company offices located in Tokyo, Japan are provided rent free to the Company by Mr. Maki.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock.

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The Certificate of Incorporation of the Company authorizes the issuance of 100,000,000 shares of common stock, $.001 par value, and as of December 31, 2001, 46,386,400 shares are issued and outstanding.

The common stock carries no pre-emptive, conversion or subscription rights and is not redeemable. In addition, each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. On matters submitted to a shareholder vote, a majority vote of shareholders is required to be actionable. Cumulative voting in the election of directors is denied. All shares of common stock are entitled to participate equally in dividends and rank equally upon liquidation. All shares of common stock when issued are fully paid and non-assessable by the Company. There are no restrictions on repurchases of common stock by the Company relating to dividend or sinking fund installment arrearage.

Preferred Stock.

------------------

The Certificate of Incorporation of the Company does not authorize the issuance of preferred stock. Any amendment of the Certificate of Incorporation to authorize the issuance of the preferred stock will require the majority vote of the shareholders.

PART II

ITEM 1.  MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  REGISTRANT'S  COMMON EQUITY  AND  RELATED  STOCKHOLDER  MATTERS.

There is no public market for the Company's equity securities. The Company intends to establish a public market for its common stock in the United States following the registration of its securities pursuant to this Form 10-SB. Following the effectiveness of this registration statement, the Company will seek a market maker to file a Form 211 application with the NASD in order for its common stock to be quoted on the over the counter bulletin board of the NASD. The application will be subject to the review and approval of NASD. As of October 31, 2001, (i) there are no outstanding warrants or options to purchase, or securities convertible into common stock of the Company and (ii) 20,000,000 shares of common stock can be sold pursuant to Rule 144. Under Rule 144, shareholders whose restricted shares meet the rule's one year holding provisions, including persons who may be deemed affiliates of the Company, may resell restricted securities in broker's transactions or directly to market makers, provided the number of shares sold in any three month period is not more than the greater of 1% of the total shares of common stock then outstanding or the average weekly trading volume for the four calendar week period immediately prior to each such sale. After a non affiliated shareholder meets the two year holding period of the rule, restricted securities may be resold without regard to the above restrictions. Restricted securities held by affiliates must continue, even after the two year holding period, to meet the resale limitations discussed above.

As of October 31, 2001, there are 84 shareholders of record of the Company's common stock. Although there are no restrictions on the Company's ability to declare or pay dividends, the Company has not declared or paid any dividends since its inception.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any material legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 4. RECENT  SALES  OF  UNREGISTERED  SECURITIES.

                           Party                                                   Amount of

Date                   Receiving Shares                                  Shares                      Consideration

----                     --------------------                                   --------                         ----------------

3-13-2000         Amanasu Corporation                             17,000,000                     License

                                                                                                                              Agreement

10-1-2001          Motohiko Sato                                                 6,400                    $ 6,400

                          Mari Kakiuchi                                                10,000                     10,000

                          Junko Yamashita                                            10,000                     10,000

                          Kyoko Fujikawa                                             10,000                     10,000

10-5-2001        Amanasu Corporation                               20,000,000                   $400,000

                         Tokuo Goshima                                              100,000                   Services

                         Michiaki Iwasaka                                             50,000                    Services

                         Yamaguchi Takashi                                       500,000                    Services

                          Wanxuan Lei                                              1,000,000                    Services

                          Shiying Lei                                                1,000,000                     Services

                          Jufang Zhang                                            1,000,000                      Services

                         Atsushi Maki                                              2,700,000                     Services

All of the shares indicated above are common stock of the Company.

The services rendered by Amanasu Corporation in exchange for 17,000,000 shares of common stock related to the agreement entered into on March 10, 2000 by and between the Company and Amanasu Corporation (“Sub-License Agreement”). As provided in the Sub-License Agreement, the Company issued; (i) 1,000,0000 shares of common stock to each of Wanxuan Lei, Shiying Lei, Jufang Zhang, (ii) 650,000 shares of  common stock to the respective parties; 100,000 shares to Tokuo Goshima, 50,000 shares to Michiaki Iwasaka, and 500,000 to Yamaguchi Takashi, and (iii) 2,700,000 shares of common stock to Atsushi Maki.

The above common stock issuances were exempt from registration pursuant to Section 3(b) and 4(2) of the Securities Act of 1933, as amended (the “Act”), including Rule 504 of Regulation D promulgated under the Act and under Regulation S promulgated under the Act.

Rule 504 provides that the aggregate offering price of the securities issued during any 12 month period can not exceed $1,000,000. In addition, no advertisement or general solicitation can be used in connection with any offer or sale of securities. Each recipient of securities in each such transaction represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, appropriate legends were affixed to the share certificates issued in such transactions.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act of 1933, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on and persons acting on behalf of any of the foregoing, and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing. An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The Company has complied with the requirements of Regulation S by having no directed selling efforts made in the United States, ensuring that each persons is a non-U.S. person with address in a foreign country and having each persons made representation to the Company certifying that he or she is not a U.S. person and is not acquiring the common stock for the account or benefit of a U.S. person other than persons who purchased common stock in transactions exempt from the registration requirements of the Securities Act; and also agrees only to sell the common stock in accordance with the registration provisions of the Act or an exemption therefrom, or in accordance with the provisions of the Regulation.

Item 5. Indemnification of Directors and Officers.

The Company’s By-Laws eliminates personal liability in accordance with the Nevada Revised Statutes. Section 78.7502 of the NRS provides that a corporation may eliminate personal liability of an officer or director to the corporation or its stockholders for breach of fiduciary duty as an officer or director provided that such indemnification is limited if such party acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation.

In so far as indemnification for liability arising from the Securities Act of 1933 may be permitted to Directors, Officers or persons controlling the Company, it has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

#

                                                                        Part F/S

                                                                                                                 Page

-Independent Auditors' Report                                                                 F-1

- Balance Sheets as of December 31, 2001                                              F-2

- Statements of Operations and Deficit                                                    F-3

 Accumulated During Development Stage.

- Statements of Changes in Stockholders’ Equity

 For the Years Ended December 31, 2001 and

 And December 31, 2000

- Statements of Cash Flows                                                                     F-4

 For Fiscal Year Ended December 31, 2001,

 December 31, 2000, and from inception to

 December 31, 2001.

- Notes to Financial Statements                                                                F-5

#

Board of Directors

Amanasu Technologies Corporation

I have audited the accompanying balance sheet of Amanasu Technologies Corporation (a development stage company) as of December 31, 2001, and the related statements of operations and deficit accumulated during development stage, changes in stockholders’ equity, and cash flows for the years ended December 31, 2001 and 2000.  These financial statements are the responsibility of the Company management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amanasu Technologies Corporation as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Robert G. Jeffrey

ROBERT G. JEFFREY

February 19, 2002

Wayne, New Jersey

#

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

BALANCE SHEET

December 31, 2001

ASSETS

Current Assets:

    Cash

$416,053

Total current assets

  416,053

Other Assets:

    Licensing agreement

  160,000

        Less, accumulated amortization

      9,412

Total other assets

  150,588

Total Assets

$566,641

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

    Amount due for licensing agreement

$160,000

Total current liabilities

  160,000

Stockholders’ Equity:

    Common stock:  authorized 100,000,000 shares

        of $.001 par value; 46,386,400 issued and

        outstanding

    46,386

    Additional paid in capital

  401,014

    Deficit accumulated during development stage

   (40,759)

Total stockholders’ equity

  406,641

Total Liabilities and Stockholders’ Equity

$566,641

The accompanying notes are an integral part of these financial statements.

AMANASU TECHNOLOGIES CORPORATION

(A Development State Company)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING DEVELOPMENT STAGE

         December 1, 1997

      Year

 Year

         (Date of Inception)

      2001

 2000

     To December 31, 2001

Revenue

   $     -

$    -

      $     -

Expenses

      39,459

      -

          40,759

Loss accumulated

    during development

    stage

   $(39,459)

$    -

      $(40,759)

Net loss per share –

    Basic and Diluted

   $      -

$    -

The accompanying notes are an integral part of these financial statements.

#

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Periods Ended December 31, 2001 and 2000

Deficit Accumulated

      Common Stock

   Additional

          During

Shares

Amount

Paid in Capital

Development Stage

    Total

Balance December 31, 1999

  3,000,000

$    3,000

    $    (1,600)

        $   (1,300)

$         100

Shares issued as fees connected

    with acquisition of

    licensing agreement

17,000,000

    17,000

       (17,000)

    -

         -

             Balance, December 31, 2000

20,000,000

    20,000

       (18,600)

            (1,300)

           100

Shares issued as fees connected

    with acquisition of

    licensing agreement

  6,350,000

      6,350

          (6,350)

        -

Shares issued on exercise of option

20,000,000

    20,000

       380,000

   400,000

Shares issued to investors

       36,400

           36

         45,964

     46,000

Net loss for the period

          (39,459)

   (39,459)

Balance, December 31, 2001

46,386,400

  $46,386

     $401,014

        $(40,759)

$406,641

The accompanying notes are an integral part of these financial statements.

AMANASU TECHNOLOGIES CORPORATION

(A Development State Company)

STATEMENTS OF CASH FLOWS

          December 1, 1997

        Year

          Year

         (Date of Inception)

        2001                       2000                 To December 31,2001

CASH FLOWS FROM OPERATIONS:

Net loss

      $(39,459)

      $     -

  $(40,759)

Charges not requiring the outlay of cash:

     Amortization

           9,412

       9,412

     Services provided for common stock

             -

             -

       1,300

Net Cash Provided By

    Operating Activities

        (30,047)

             -

    (30,047)

CASH FLOWS FROM INVESTING

   ACTIVITIES

             -

             -

        -

CASH FLOWS FROM FINANCING

   ACTIVITIES:

    Issuances of common stock

        446,100

             -

  446,100

Net Cash Provided By

    Financing Activities

      $446,100

             -

$446,100

Cash balance, beginning of period

              -

             -

         -

Cash balance, end of period

     $416,053

     $      -

              $416,053

The accompanying notes are an integral part of these financial statements.

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization of Company

The Company was formed December 1, 1997, as Avani Manufacturing (China), Inc.  The name was changed to Genesis Water Technologies, Inc. on August 17, 1999, and to Supreme Group International, Inc. on December 24, 2000.  The present name was adopted May 30, 2001.

Business

The Company has acquired worldwide licensing rights for certain patented magnetic and power generating technology.  It is the intention of the Company to license these rights for use by others.

Development Stage Accounting

The Company is a development stage company, as defined in Financial Accounting Standards (FAS) Statement No. 7.  Generally accepted accounting principles that apply to established operating enterprises govern the recognition of revenue by a development stage enterprise and the accounting for costs and expenses.  From inception to December 31, 2001, the Company has been in the development stage and all its efforts have been devoted to obtaining worldwide licensing rights to the technology which is described above.  No revenue had been realized through December 31, 2001.

Basis Of Presentation

The Company has incurred losses from inception to December 31, 2001 of $31,347.  Capital was raised in the amount of $446,000 in 2001 through the issuance of 20,036,400 shares of common stock.  This is expected to provide adequate financing to allow the Company to begin using its licensing rights.

Cash

For purposes of the statements of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets, when acquired, will be recorded at cost.  Depreciation will be computed using accelerated methods, with lives of seven years for furniture and equipment and five years for computers and automobiles.

Intangible Assets

Intangible assets are recorded at cost.  Amortization is provided by straight line methods, using lives of 17 years for patents.

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Sub-Licensing Agreement

During the year 2000, the Company acquired the world-wide licensing rights for certain patented magnetic and power generating technology from a corporation which is the majority owner of Company stock.  As consideration for this agreement, the Company paid the following to this corporation:  17,000,000 shares of common stock which were issued during the year 2000; an option for an additional 20,000,000 shares of common stock, with an option price of $.02 per share; and the Company obligated itself to pay $160,000.  The amount has not been paid and is due on demand.  An additional 6,350,000 shares of common stock were issued during 2001 in connection with the acquisition of the licensing agreement, 2,700,000 of which were issued to the sole shareholder of the corporation from which the sub-licensing agreement was acquired. He also is the controlling shareholder of the Company. A value of $160,000 has been assigned to this intangible asset (licensing rights).

Income Taxes

Deferred income taxes are recorded to reflect the tax consequences or benefits to future years of any temporary differences between the tax basis of assets and liabilities, and of net operating loss carryforwards.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimated.

Advertising Costs

The Company will expense advertising costs when the advertisement occurs.  There has been no spending thus far on advertising.

Segment Reporting

Management will treat the operations of the Company as one segment.

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

NOTE TO FINANCIAL STATEMENTS

December 31, 2001

1.

RELATED PARTY TRANSACTIONS

Awards of common stock and a cash payment to related parties are described in Note 1, under “Sub-Licensing Agreement.”

3.

INCOME TAXES

The Company has experienced losses since its inception which have totaled $31,347.  As a result, it has incurred no Federal income tax.  The Internal Revenue Code allows net operating losses (NOL’s) to be carried forward and applied against future profits for a period of twenty years.  The potential benefit of the NOL has been recognized on the books of the Company, but it has been offset by a valuation allowance.  If not used, the NOL carryforward will expire in the year 2021.

Under Statement of Financial Accounting Standards No. 109, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized.  The Company has recorded noncurrent deferred tax assets as follows:

Deferred Tax Assets

$10,658

Valuation Allowance

  10,658

    Balance Recognized

$    -

AMANASU TECHNOLOGIES CORPORATION

(A Development Stage Company)

NOTE TO FINANCIAL STATEMENTS

December 31, 2001

4.

EARNINGS PER SHARE

Year 2000

          Net

    Average Shares

         Per Share

         Loss

      Outstanding

          Amount

Results of operations

    allocable to common

    shareholders

       $     -

        17,166,166

$   -

Year 2001

Loss allocable to

    common shareholders   $(39,459)

         28,596,600

$   -

Options to purchase common stock were outstanding at the end of 2000 but were not included in the computation of earnings per share because such inclusion would have an antidilutive effect.

1.

RENTALS UNDER OPERATING LEASES

The Company has made its offices in temporary quarters which are rented on a month to month basis.  No obligation for rent had been incurred through December 31, 2001

6.

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

There was no cash paid for interest or income taxes during either of the periods presented.

The following non-cash financing and investing activity occurred during the year 2000 and 2001:

As consideration for the acquisition of the licensing agreement, the Company issued 17,000,000 shares of its common stock during 2000, and obligated itself to make a $160,000 payment by December 31, 2001.  The payment has not been made and is now due on demand.  An additional 6,350,000 shares were issued during 2001, as part of the consideration for the licensing agreement.

PART   III

Exhibit                                 Description

3(i)(a)          Articles of Incorporation of the Company.

3(i)(b)         Certificate of Amendment to Articles of Incorporation.

3(i)(c)         Certificate of Amendment to Articles of Incorporation.

3(i)(d)         Certificate of Amendment to Articles of Incorporation.

3(ii)(a)        Amended and Restated By – Laws of the Company.

10(i)          License agreement between the Company and Yasunori Takahashi, Yoshiaki  Takahashi and Y.T. Magnet Corporation, dated February 10, 2000.

10(ii)           Agreement between Family Corporation and the Company dated March 10, 2000.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10–SB to be signed on its behalf by the undersigned, thereunto duly authorized.

AMANASU TECHNOLOGIES CORPORATION

/s/ Charlie Lan

Chairman, President and                                                         March 7, 2002

Chief Financial Officer

EXHIBIT INDEX

Exhibit                                 Description

3(i)(a)          Articles of Incorporation of the Company.

3(i)(b)         Certificate of Amendment to Articles of Incorporation.

3(i)(c)         Certificate of Amendment to Articles of Incorporation.

3(i)(d)         Certificate of Amendment to Articles of Incorporation.

3(ii)(a)        Amended and Restated By – Laws of the Company.

10(i)          License agreement between the Company and Yasunori Takahashi, Yoshiaki  Takahashi and Y.T. Magnet Corporation, dated February 10, 2000.

10(ii)           Agreement between Family Corporation and the Company dated March 10, 2000.